United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)

LISTED COMPANY
CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

On March 15, 2021, at 9:00 am, met, by videoconference, Messrs. José Maurício Pereira Coelho – Chairman, Fernando Jorge Buso Gomes – Vice-Chairman, Eduardo de Oliveira Rodrigues Filho, Isabella Saboya de Albuquerque, José Luciano Duarte Penido, Marcel Juviniano Barros, Marcelo Gasparino da Silva, Murilo Cesar Lemos dos Santos Passos, Oscar Augusto de Camargo Filho, Roger Allan Downey, Sandra Maria Guerra de Azevedo, Toshiya Asahi and Lucio Azevedo. Mr. Luiz Gustavo Gouvêa was present as Governance Secretary of Vale. Thus, the Board of Directors approved the following: "**ELECTION AND REELECTION OF THE EXECUTIVE BOARD –** (...) the Board of Directors approved, with a favorable report of the Personnel, Compensation and Governance Committee, the (...) **(ii)** reelection the of Messrs. (ii.a) **EDUARDO DE SALLES BARTOLOMEO**, Brazilian, married, engineer, bearer of the identity card IFP/RJ #053253845, enrolled at CPF/ME under number 845.567.307-91, as Chairman; (ii.b) **ALEXANDRE GOMES PEREIRA**, Brazilian, married, mathematician, bearer of the Identity Card #321.0064 (issued by Instituto Tavares Bupil), enrolled at CPF/ME under number 014.732.957.42, as Executive Officer of Business Support; (ii.c) **ALEXANDRE SILVA D'AMBROSIO**, Brazilian, married, lawyer, bearer of the identity card OAB/SP #85.003, enrolled at CPF/ME under number 042.170.338-50, as Executive Officer of Legal; (ii.d) **CARLOS HENRIQUE SENNA MEDEIROS**, Brazilian, married, mechanical engineer aviation, bearer of the identity card by SSP/SP #50.553.775-8, enrolled at CPF/ME under number 048.556.228-69, as Executive Officer of Safety and Operational Excellence of Vale; (ii.e) **LUCIANO SIANI PIRES**, Brazilian, married, mechanics engineer, bearer of the identity card IFP/RJ #07670915-3, enrolled at CPF/ME under number 013.907.897-56, as Executive Officer of Finance; (ii.f) **LUIZ EDUARDO FRÓES DO AMARAL OSORIO**, Brazilian, married, lawyer, bearer of the Identity card OAB/RJ #100214, enrolled at CPF/ME under number 026.000.007-80, as Executive Officer of Institutional Relations and Communication; (ii.g) **MARCELLO MAGISTRINI SPINELLI**, Brazilian, married, production engineer, bearer of the identity card SSP/SP #230121603, enrolled at CPF/ME under number 197.378.918-30, as Executive Officer of Ferrous; (ii.h) **MARIA LUIZA DE OLIVEIRA PINTO E PAIVA**, Brazilian, married, psychologist, bearer of the identity card SSP/SP #10.787.341-2, enrolled at CPF/ME under #129.079.488-06, as Executive Officer of Sustainability; and (ii.i) **MARINA BARRENNE DE ARTAGÃO QUENTAL**, Brazilian, psychologist, bearer of the Identity card IFP/RJ #05978569-1, enrolled at CPF/ME under number 772.073.197-20, as Executive Director of Personnel; all with business address at Praia de Botafogo nº 186, room 1901, in the City of Rio de Janeiro, RJ. The Executive Officers elected herein, who will meet the term of management from three years as of 05/26/2021, have declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law #6.404/76). Moreover, pursuant to Article 14, section III of the By-Laws, the Directors approved that the Executive Officer LUCIANO SIANI PIRES may also fill the role of Investor Relations.” I hereby attest that the item above reflects the decision taken by the Board of Directors. Rio de Janeiro, March 15, 2021. Luiz Gustavo Gouvêa Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: March 15 2021		Head of Investor Relations